UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 7, 2022

READY CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	001-35808	90-0729143
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1251 Avenue of the Americas, 50th Floor

New York, NY 10020

(212) 257-4600

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	RC	New York Stock Exchange
6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share	RC PRC	New York Stock Exchange
6.50% Series E Cumulative Convertible Preferred Stock, $0.0001 par value per share	RC PRE	New York Stock Exchange
7.00% Convertible Senior Notes due 2023	RCA	New York Stock Exchange
6.20% Senior Notes due 2026	RCB	New York Stock Exchange
5.75% Senior Notes due 2026	RCC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company               ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                 ☐

Item 1.01	Entry into a Material Definitive Agreement

As previously disclosed, on November 3, 2021, Ready Capital Corporation (“Ready Capital”), Sutherland Partners, L.P. (the “Operating Partnership”), RC Mosaic Sub, LLC (“Merger Sub”), Mosaic Real Estate Credit, LLC (“MREC”), Mosaic Real Estate Credit TE, LLC (“MREC TE”), MREC International Incentive Split, LP (“MREC IIS,” and together with MREC and MREC TE, collectively, the “Mosaic Merger Entities”), Mosaic Real Estate Credit Offshore, LP (“MREC Offshore,” and together with MREC and MREC TE, collectively, the “Mosaic Funds”), MREC Corp Sub 1 (VO), LLC, MREC Corp Sub 2 (LA Office), LLC, MREC Corp Sub 3 (Superblock), LLC, Mosaic Special Member, LLC, Mosaic Secured Holdings, LLC, and MREC Management, LLC, entered into a Merger Agreement (the “Merger Agreement”).

Pursuant to the terms and conditions of the Merger Agreement, (i) MREC will be merged with and into Merger Sub, with Merger Sub remaining as a wholly owned subsidiary of the Operating Partnership, (ii) MREC TE will be merged with and into Merger Sub, with Merger Sub remaining as a wholly owned subsidiary of the Operating Partnership, and (iii) MREC IIS, an intermediate holding company through which investors in MREC Offshore invest in the Mosaic Funds platform, will be merged with and into Merger Sub, with Merger Sub remaining as a wholly owned subsidiary of the Operating Partnership (collectively, the “Mergers”). For more information regarding the Merger Agreement and the Mergers and other transactions contemplated by the Merger Agreement, please refer to the Current Report on Form 8-K filed by Ready Capital with the Securities and Exchange Commission (the “SEC”) on November 9, 2021.

On February 7, 2022, Ready Capital, the Operating Partnership, Merger Sub, the Mosaic Merger Entities and each other party to the Merger Agreement entered into the First Amendment to the Merger Agreement (the “Amendment”).

Under the terms of the Merger Agreement, at the effective time of the Mergers, the outstanding membership interests in each of the Mosaic Merger Entities will be automatically cancelled and retired and converted into the right to receive (i) shares of the Class B common stock, par value $0.0001, of Ready Capital (“Ready Capital Class B Stock”), (ii) contingent equity rights (“CERs”) granted by Ready Capital pursuant to a Contingent Equity Rights Agreement by and among Ready Capital, the Operating Partnership and a “Rights Agent” to be designated prior to closing (the “CER Agreement”), and (iii) cash consideration in lieu of any fractional shares of Ready Capital Class B Stock (based upon the average of the volume weighted average prices of one share of common stock, par value $0.0001, of Ready Capital (“Ready Capital Common Stock”) for the five consecutive trading days immediately prior to the closing date). The terms of the Ready Capital Class B Stock will be designated by articles supplementary to be filed by Ready Capital on the closing date (“Articles Supplementary”). The Ready Capital Class B Stock will rank equally with, and will have identical preferences and rights, including with respect to voting and distributions, as the Ready Capital Common Stock, except that the newly issued Ready Capital Class B Common Stock will not be listed on the New York Stock Exchange. Following the Amendment, the shares of Ready Capital Class B Common Stock issued in the Mergers will be divided into four classes, designated as Class B-1 common stock, Class B-2 common stock, Class B-3 common stock and Class B-4 common stock. An equal number of each of the four classes of Ready Capital Class B Common Stock will be issued in the Mergers. All of the shares of Class B-1 common stock, Class B-2 common stock, Class B-3 common stock and Class B-4 common stock will automatically convert, on a one-for-one basis, into an equal number of shares of Ready Capital Common Stock on the first business day following the 91st, 182nd, 273rd and 365th day, respectively, following the closing of the Mergers.

Following the Amendment, the aggregate number of shares of Ready Capital Class B Stock to be issued in the Mergers will equal the quotient of: (x) the sum of (i) as of September 30, 2021 (or such other date as the parties may agree, the “Determination Date”), the aggregate combined consolidated members’ equity of MREC, MREC TE and MREC Offshore (as adjusted to deduct all Mosaic Transaction Expenses (as defined in the Merger Agreement) that have not been previously paid or accrued and the book value of any assets of a Mosaic Offshore Entity (as defined in the Merger Agreement) that are not held in MREC IIS) (the “Mosaic Adjusted Book Value”), minus (ii) the agreed $98,000,000 valuation discount, plus (iii) an agreed adjustment to the carrying value of certain private equity investments and plus (iv) the amount (if any) by which the updated estimate of Mosaic Transaction Expenses delivered not less than five business days prior to the anticipated closing date of the Mergers either exceeds or is less than the amount of Mosaic Transaction Expenses included in the computation of the Mosaic Adjusted Book Value; divided by (y) as of the Determination Date, (i) Ready Capital’s total consolidated common equity (as adjusted to deduct the total liquidation preference of Ready Capital’s outstanding preferred stock and goodwill and to add the amount by which Ready Capital’s reported “Net Income Attributable to Ready Capital Corporation” for the quarter ended December 31, 2021, exceeded the aggregate amount of Ready Capital’s dividends paid in January 2022), divided by (ii) the number of shares of Ready Capital Common Stock issued and outstanding, plus any shares of Ready Capital Common Stock issuable upon the vesting of any Ready Capital restricted stock.

The Amendment includes as exhibits new forms of Articles Supplementary and CER Agreement to reflect the effects of the foregoing changes to the terms of the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Amendment do not purport to be complete and are qualified in their entirety by reference to the text of the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Ready Capital with the SEC on November 9, 2021, and the text of the Amendment, which is filed as Exhibit 2.1 hereto, respectively, each of which is incorporated herein by reference

Item 9.01.	Financial Statements and Exhibits.

Exhibit	Description

2.1	First Amendment to Merger Agreement, dated February 7, 2022, by and among Ready Capital Corporation, Sutherland Partners, L.P., RC Mosaic Sub, LLC, Mosaic Real Estate Credit, LLC, Mosaic Real Estate Credit TE, LLC, MREC International Incentive Split, LP, Mosaic Real Estate Credit Offshore, LP, MREC Corp Sub 1 (VO), LLC, MREC Corp Sub 2 (LA Office), LLC, MREC Corp Sub 3 (Superblock), LLC, Mosaic Special Member, LLC, Mosaic Secured Holdings, LLC and MREC Management, LLC

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

ADDITIONAL INFORMATION ABOUT THE MERGERS

In connection with the proposed Mergers, Ready Capital has filed with the SEC a registration statement on Form S-4 that includes a prospectus and a proxy statement of Ready Capital. Ready Capital has also filed, and may in the future file, other documents with the SEC regarding the Mergers. The Form S-4 Registration Statement has not yet been declared effective by the SEC and is subject to revisions, some of which may be significant.

The Mergers will be submitted to the stockholders of Ready Capital and to the Mosaic Fund investors for their consideration. The definitive proxy statement/prospectus will be sent to the stockholders of Ready Capital and the Mosaic Fund investors, and will contain important information regarding the proposed Mergers and related matters. This Current Report on Form 8-K is not a substitute for the registration statement and definitive proxy statement as filed with the SEC or any other documents that Ready Capital may file with the SEC or send to its stockholders in connection with the Mergers. STOCKHOLDERS OF READY CAPITAL AND MOSAIC FUND INVESTORS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGERS WHEN THEY BECOME AVAILABLE (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, THE MOSAIC FUNDS, THE PROPOSED MERGERS, AND RELATED MATTERS. Stockholders of Ready Capital and the Mosaic Fund investors may obtain free copies of the registration statement, the proxy statement/prospectus, and all other documents filed or that will be filed with the SEC by Ready Capital (when they become available) at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Ready Capital will be made available free of charge on Ready Capital’s website at http://www.readycapital.com, or by directing a request to its Investor Relations at (212) 257-4666; email: InvestorRelations@readycapital.com.

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGERS

Ready Capital and its directors and executive officers, and certain other affiliates of Ready Capital may be deemed to be “participants” in the solicitation of proxies from the stockholders of Ready Capital in connection with the proposed Mergers. Information regarding Ready Capital and its directors and executive officers and their ownership of shares of common stock, par value $0.0001, of Ready Capital (“Ready Capital Common Stock”) can be found in the S-4 Registration Statement and amendments thereto filed with the SEC. Additional information regarding the interests of such participants in the Mergers will be included in the definitive proxy statement/prospectus and other relevant documents relating to the proposed Mergers if and when they are filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such statements are intended to be covered by the safe harbor provided by the same. These forward-looking statements are based on current assumptions, expectations and beliefs of Ready Capital and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Ready Capital cannot give any assurance that these forward-looking statements will be accurate. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe certain plans, expectations, goals, projections and statements about the proposed Mergers, including their financial and operational impact, the benefits of the Mergers, the expected timing of completion of the Mergers, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies. There are a number of risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from the forward-looking statements included herein, including, but not limited to, the risk that the Mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that stockholders of Ready Capital may not approve the issuance of Ready Capital Common Stock in connection with the Mergers; the possibility that the members and other investors of the Mosaic Funds may not approve the Merger Agreement; the risk that the parties may not be able to satisfy the conditions to the Mergers in a timely manner or at all; risks related to disruption of management’s attention from ongoing business operations due to the proposed Mergers; the risk that any announcements relating to the Mergers could have adverse effects on the market price of Ready Capital Common Stock; the risk that the Mergers and their announcement could have an adverse effect on the operating results and businesses of Ready Capital and the Mosaic Merger Entities generally; the outcome of any legal proceedings relating to the Mergers; the ability to successfully integrate the businesses following the Mergers; the ability to retain key personnel; the impact of the COVID-19 pandemic on the business and operations, financial condition, results of operations, and liquidity and capital resources of Ready Capital and the Mosaic Merger Entities; conditions in the market for mortgage-related investments; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; market conditions; general economic conditions; legislative and regulatory changes that could adversely affect the business of Ready Capital or the Mosaic Merger Entities; risks related to integrating a constructing lending platform; risks related to the origination and ownership of construction loans and other assets, which are typically short-term loans that are subject to additional risks as compared to loans secured by existing structures or land; and risks relating to the COVID-19 pandemic and its effect, including the responses of governments and industries, on the construction sector and projects. All such factors are difficult to predict, including those risks set forth in Ready Capital’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on Ready Capital’s website at http://www.readycapital.com and on the SEC’s website at http://www.sec.gov. The forward-looking statements included in this Current Report on Form 8-K are made only as of the date hereof. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Ready Capital does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Signatures

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

READY CAPITAL CORPORATION

Date: February 7, 2022	By:	/s/ Andrew Ahlborn
	Name:	Andrew Ahlborn
	Title:	Chief Financial Officer